Vb 3/7/03

** AH 3/5/2003

03014508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro — 917-542-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MAR 20 2003

AFFIRMATION

We, Nancy Eiden and Anthony Mauro, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. ("LISI") for the period from January 1, 2002 to December 31, 2002 are true and correct. We further affirm that neither LISI nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Eiden 2/14/03
Signature Date

President
Title

[signature] 2/14/03
Signature Date

Controller
Title

[signature]
Notary Public

RACHEL SCHLENKER
NOTARY PUBLIC, State of New York
No. 01SC6041783
Qualified In New York County
Commission Expires May 15, ~~2002~~ 2006 RS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Leumi Investment Services, Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services, Inc. ("LISI"), a wholly-owned subsidiary of Bank Leumi USA, as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of LISI's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Leumi Investment Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2003

LEUMI INVESTMENT SERVICES, INC.
(A wholly-owned subsidiary of Bank Leumi USA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$ 22,734
Deposit with clearing organization	102,500
Securities owned	793,824
Accounts receivable	73,649
Equipment and leasehold improvements - less accumulated depreciation and amortization of $69,471	181,781
Prepaid expenses	8,478
Receivable from Parent	550,365
TOTAL ASSETS	$ 1,733,331
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 52,306
Payable to Parent	20,042
Total liabilities	72,348
SHAREHOLDER'S EQUITY:	
Common stock - $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	2,623,231
Accumulated deficit	(962,258)
Total shareholder's equity	1,660,983
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,733,331

See notes to statement of financial condition.

LEUMI INVESTMENT SERVICES, INC.
(A wholly-owned subsidiary of Bank Leumi USA)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leumi Investment Services, Inc. ("LISI" or the "Company") is a wholly-owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to certain of the Parent's individual and institutional customers located throughout the world.

LISI is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

a. *Use of Estimates* - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and office facilities, fair value of financial instruments, realization of deferred tax assets, and certain costs allocated by the Parent. Actual results could differ from such estimates.

b. *Income Taxes* - LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. and uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Depreciation and Amortization* - Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful economic lives of the assets or the lease term, if shorter.

d. *Fair Value of Financial Instruments* – All financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. LISI considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

e. *Recent Accounting Pronouncements* – On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*

– an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN No. 45 requires certain disclosures be made by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the recognition provisions of FIN No. 45 is not expected to have a material impact on LISI's statement of financial condition.

On January 17, 2003 the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 Consolidated Financial Statements.* FIN No. 46 clarifies when an entity should consolidate another entity known as a Variable Interest Entity (VIE), more commonly referred to as a special purpose entity or SPE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN No. 46 requires that an entity shall consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected residual returns if they occur, or both. FIN No. 46 does not apply to certain qualifying SPEs (QSPEs), the accounting for which is governed by SFAS No. 140. FIN No. 46 is effective for newly created VIEs beginning February 1, 2003 and for existing VIEs as of the third quarter of 2003. The adoption of FIN No. 46 is not expected to have a material impact on LISI's statement of financial condition.

f. *Litigation* – LISI is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation will not have a material adverse effect on the financial condition of LISI.

2. SECURITIES OWNED

As of December 31, 2002, LISI had an investment in a Treasury bill which matures within 1 year and is classified as a trading security. Securities owned are stated at fair value based on quoted market prices.

3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

LISI is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, LISI had net capital of $861,187, which was $611,187 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was .1 to 1.

4. INCOME TAXES

LISI files a Federal consolidated income tax return with the Parent. As of December 31, 2002, LISI had gross deferred tax assets of approximately $232,262, primarily due to state and local net operating loss carryforwards. The net operating loss carryforwards expire in 2021 and 2022. A valuation allowance for this entire amount was established at December 31, 2002. The valuation allowance increased by $128,750 due to the taxable loss generated for state and local purposes in the current year. The valuation allowance was established due to the opinion of management that it is more likely than not the state and local carryforwards will not be utilized in future years.

5. RELATED-PARTY TRANSACTIONS

Pursuant to an expense reimbursement agreement in effect as of October 26, 2000, between LISI and the Parent, the Parent made tax-free capital contributions to LISI totaling $981,779 during the year ended December 31, 2002. It is the Parent's intention to continue this arrangement for at least the next twelve months.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts.

7. EMPLOYEE BENEFIT PLANS

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees.

LISI also participates in the Parent's defined contribution sheltered savings plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments* ("FAS 107"), requires the disclosure of the estimated fair values of financial instruments. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

FAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Securities owned are stated at fair value based on quoted market prices. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 14, 2003

Leumi Investment Services, Inc.
562 5th Avenue 7th FL
New York, NY 10036-4802

In planning and performing our audit of the financial statements and supplemental schedules of Leumi Investment Services, Inc. ("LISI"), a wholly-owned subsidiary of Bank Leumi USA, for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on LISI's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LISI that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by LISI in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because LISI does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of LISI is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which LISI has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of LISI's internal control would not necessarily disclose all matters in LISI's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving LISI's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LISI's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP